UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Algoma Steel Group Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

015658107

(CUSIP Number)

Michael P. McNamara

Executive Vice President

Zekelman Industries, Inc.

227 West Monroe Street, Suite 2600

Chicago, Illinois 60606

(312) 275-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John Harrington

Samuel Toth

BakerHostetler

127 Public Square, Suite 2000

Cleveland, Ohio 44114

(216) 621-0200

July 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 015658107

1	NAMES OF REPORTING PERSONS Zekelman Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,229,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,229,988

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,229,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 104,103,072 common shares outstanding as of March 31, 2024, as reported on the Issuer’s Annual Report on Form 40-F, filed on June 21, 2024.

CUSIP No. 015658107

1	NAMES OF REPORTING PERSONS Atlas Tube Canada ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,229,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,229,988

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,229,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 104,103,072 common shares outstanding as of March 31, 2024, as reported on the Issuer’s Annual Report on Form 40-F, filed on June 21, 2024.

CUSIP No. 015658107

EXPLANATORY NOTE

Item 1. Security and Issuer.

This Schedule 13D relates to Common Shares, without par value, of Algoma Steel Group Inc., a British Columbia corporation (the “Issuer”), whose principal executive office is located at 105 West Street Sault Ste. Marie, Ontario P6A 7B4, Canada.

Item 2. Identity and Background.

(a)

This Schedule 13D is being jointly filed by: (i) Zekelman Industries, Inc., a Delaware corporation (“Zekelman Industries”); and (ii) Atlas Tube Canada ULC, an Alberta unlimited liability corporation (“Atlas Tube”, and together with Zekelman, the “Reporting Persons”). The executive officers and directors of each Reporting Person are set forth on Schedule A and incorporated herein by reference.

(b)

The principal business address of: (i) Zekelman Industries is 227 West Monroe Street, Suite 2600, Chicago, Illinois 60606; (ii) Atlas Tube is 200 Clark St, Harrow, Ontario N0R 1G0, Canada; and (iii) each other person identified in Item 2(a) is set forth on Schedule A.

(c)

The Reporting Persons are a North American manufacturer of industrial steel pipe and tube products. Atlas Tube is an indirect operating subsidiary of Zekelman Industries. Each of the other persons identified in Item 2(a) are employed by and/or serve as a director of the Reporting Person(s) and their primary occupation is the position at the Reporting Person(s) as set forth on Schedule A, unless otherwise indicated thereon.

(d)-(e)

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2(a) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each natural person identified in Item 2(a) is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Considerations.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 3, as applicable. All Common Shares of the Issuer beneficially owned by the Reporting Persons were acquired with the working capital of the Reporting Persons in open market purchases. The aggregate purchase price of all the Common Shares beneficially owned by the Reporting Persons was approximately $42,075,380, excluding brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons are customers of the Issuer and acquired the Common Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Common Shares at prices that would make the purchase or sale of the Common Shares desirable, and the Reporting Persons’ business relationship with the Issuer, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2(a) have any current plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, and the Reporting’s business relationship with the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions or other transactions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated herein by reference.

This Schedule 13D relates to the Common Shares held directly by Atlas Tube, which is an indirect operating subsidiary of Zekelman Industries. Because Zekelman Industries indirectly owns all the voting equity of Atlas Tube, Zekelman Industries may be deemed to beneficially own all such Common Shares held directly by Atlas Tube.

None of the natural persons identified in Item 2(a) beneficially own any Common Shares of the Issuer, except as otherwise indicated on Schedule A, which is incorporated herein by reference.

(c)

The transactions in securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. Each such transaction was effected directly by Atlas Tube.

(d)

No person other than the Reporting Persons, or the shareholders or affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Shares of the Issuer beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each Reporting Person is a party to that certain Joint Filing Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference. Except for the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons identified in Item 2 or between such persons and any other person, with respect to any securities of Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Name

1.	Joint Filing Agreement, dated July 31, 2024, by and between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

ZEKELMAN INDUSTRIES, INC.

By:	/s/ Michael Graham
Name:	Michael Graham
Title:	Chief Financial Officer

ATLAS TUBE CANADA ULC

By:	/s/ Michael Graham
Name:	Michael Graham
Title:	Vice President & Treasurer

Schedule A

Executive Officers and Directors of Zekelman Industries

Name	Position	Principal Business Address	Citizenship

Barry Zekelman	Director Executive Chairman and Chief Executive Officer	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	Canada

Tom Muth	Executive Vice President and Chief Operating Officer	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Michael McNamara	President of Z Modular and Executive Vice President of Zekelman Industries	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Michael Graham	Chief Financial Officer	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Michael E. Mechley	Executive Vice President of Strategic Procurement	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Alan Zekelman	Director	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	Canada

Clayton Zekelman(1)	Director	3363 Tecumseh Rd E Windsor ON N8W 1H4 Canada	Canada

Edward Siegel	Director	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Armand Lauzon, Jr.(2)	Director	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

James Hoffman	Director	35002 N Desert Ridge Dr. Scottsdale, AZ 85262	United States

(1)	Clayton Zekelman’s principal occupation is President of MNSi Telecom.
(2)

Armand Lauzon, Jr., and his wife beneficially own 120,500 Common Shares of the Issuer, which were acquired for general investment purposes with personal funds in open market transactions. Mr. Lauzon, Jr., also serves on the board of directors or as an advisor for various other companies.

Executive Officers and Directors of Atlas Tube

Name	Position	Principal Business Address	Citizenship

Barry Zekelman	Director President and Chief Executive Officer	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	Canada

Michael Graham	Director Vice President and Treasurer	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Michael McNamara	Director Vice President and Secretary	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Angela Miu	Assistant Secretary	227 West Monroe Street, Suite 2600, Chicago, Illinois 60606	United States

Schedule B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction (1)	Date	Number of Common Shares	Price Per Common Share (2)		Currency
Buy	July 17, 2024	30,068	$8.5738	(3)	USD
Buy	July 17, 2024	47,305	$11.7794	(4)	CAD
Buy	July 19, 2024	66,589	$8.7400	(5)	USD
Buy	July 19, 2024	36,182	$11.9462	(6)	CAD
Buy	July 22, 2024	9,152	$8.6639	(7)	USD
Buy	July 23, 2024	80,948	$8.8287	(8)	USD
Buy	July 24, 2024	118,803	$8.6996	(9)	USD
Buy	July 25, 2024	110,248	$8.6933	(10)	USD
Buy	July 25, 2024	705	$12.1398	(11)	CAD

(1)

The transactions in U.S. dollars (“USD”) were open market transactions effected on the Nasdaq Stock Market. The transactions in Canadian dollars (“CAD”) were open market transactions effected on the Toronto Stock Exchange or other Canadian exchanges.

(2)

Each price reported in this column is a weighted average price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the footnotes below.

(3)	These shares were purchased in multiple transactions at prices ranging from $8.465 to $8.60, inclusive.
(4)	These shares were purchased in multiple transactions at prices ranging from $11.5431 (CAD) to $11.815 (CAD), inclusive.
(5)	These shares were purchased in multiple transactions at prices ranging from $8.49 to $8.75, inclusive.
(6)	These shares were purchased in multiple transactions at prices ranging from $11.72 (CAD) to $12.00 (CAD), inclusive.
(7)	These shares were purchased in multiple transactions at prices ranging from $8.52 to $8.70, inclusive.
(8)	These shares were purchased in multiple transactions at prices ranging from $8.75 to $8.88, inclusive.
(9)	These shares were purchased in multiple transactions at prices ranging from $8.58 to $8.83, inclusive.
(10)	These shares were purchased in multiple transactions at prices ranging from $8.4978 to $8.795, inclusive.
(11)	These shares were purchased in multiple transactions at prices ranging from $12.135 (CAD) to $12.1426 (CAD), inclusive.